

April 22, 2014

Via E-mail
Gebhard F. Rainer
Executive Vice President and Chief Financial Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12th Floor
Chicago, IL 60606

> **Re:** **Hyatt Hotels Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-34521**

Dear Mr. Rainer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

1. We note your disclosure on page 62 that bookings for 2014 and beyond showed strength throughout the year and you expect to see further improvements in group business going forward. In future Exchange Act periodic reports, please revise to more specifically describe any material trends in bookings, including group bookings as applicable.

Segment Results, page 70

2. We note your disclosure on page 70 that you removed seven full service and three select service properties from the comparable owned and leased hotel results and moved them to the non-comparable owned and leased hotel results. We further note your disclosure

on page 64 that you sold seven full service properties and four select service properties in 2013. In future Exchange Act periodic reports, for clarification, please disclose the reasons for removing properties from the comparable owned and leased hotels pool.

Capital Expenditures, page 85

3.   Please revise your disclosure related to capital expenditures in future filings to discuss significant variances or trends in your expenditures, and in your response to us, please tell us the reason for the decrease in enhancements to existing properties from $226 million during 2011 to $153 million during 2012 to $81 million during 2013.

3. Equity and Cost Method Investments, page F-18

4.   Please tell us how you have determined that you should not consolidate Wailea Hotel and Beach Resort, LLC, given your 64.1% ownership interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief